Exhibit 99.1

SPORTRADAR REPORTS SECOND QUARTER 2024 FINANCIAL AND OPERATING RESULTS

Achieved Record Revenue of €278 Million, Up 29% Year-over-Year

Generated Strong Cash Flow from Operating Activities

Further Raising 2024 Outlook for Revenue and Adjusted EBITDA

ST. GALLEN, Switzerland, August 13, 2024 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its second quarter ended June 30, 2024.

Carsten Koerl, Chief Executive Officer of Sportradar, said: “Our strong second quarter results, including another quarter of record revenues are a testament to the operating momentum we are generating across our business and the clear execution against our strategies to drive outperformance versus the market. We delivered robust growth across our high-value product portfolio and strong client uptake, while continuing to strengthen our business by driving efficiencies and significant cash flow. I am pleased to once again raise our full year guidance as we continue to build long-term shareholder value through strong topline growth, a focus on delivering additional operating leverage and increasing cash flow generation.”

Second Quarter 2024 Financial Highlights

•	Revenue was €278.4 million, up 29% year-over-year demonstrating continued momentum in the business.

•	Betting Technology & Solutions revenues were €229.1 million, up 30% year-over-year, and Sports Content, Technology & Services revenues were €49.3 million, up 22% year-over-year.

•	Delivered strong revenue growth globally with Rest of World up 22% and the U.S. up 59%.

•	The current quarter generated a loss of (€1.5 million) compared to a de minimis profit for the same quarter last year.

•	Adjusted EBITDA[1] was €48.8 million, up 22% year-over-year.

•	Net cash generated from operating activities since the beginning of the year was €152.6 million, up 17% year-over-year.

•	The Company’s customer Net Retention Rate[2] was 117%, demonstrating the strength in cross selling and upselling to clients, and increasing sequentially.

•	As of June 30, 2024, the Company had total liquidity of €542.2 million as compared to €483.7 million as of June 30, 2023, benefitting from strong cash flow generation in the first half of 2024.

•	During the quarter, the company repurchased approximately 588,000 shares, for a total amount of $6.2 million. As of August 9, 2024, the Company has repurchased approximately 748,000 shares with a total value of $8.0 million.

•	The Company further raised its full-year 2024 outlook and now expects to deliver 22% year-over-year growth in revenue and Adjusted EBITDA.

Key Financial and Operating Metrics

	Q2	Q2	Change	Change
in €’000 (unaudited)	2024	2023	€	%
Total Revenue	278.4	216.4	62.0	29%
Profit (loss) for the period from continuing operations	(1.5)	0.0	(1.6)	n/a
Profit (loss) for the period from continuing operations as a percentage of revenue	(0.6)%	0.0%	-57 bps	n/a

Adjusted EBITDA	48.8	40.1	8.7	22%
Adjusted EBITDA Margin[1]	17.5%	18.5%	-98 bps	n/a
Net Retention Rate	117%	120%	-360 bps	n/a

Supplemental Revenue Analysis

Revenue Grouping
Betting Technology & Solutions	229.1	176.1	53.0	30%
Sports Content, Technology & Services	49.3	40.3	9.0	22%
	278.4	216.4	62.0	29%

Revenue Grouping as % of Total Revenue
Betting Technology & Solutions	82%	81%
Sports Content, Technology & Services	18%	19%

Geographic
Rest of World	217.8	178.4	39.4	22%
United States	60.6	38.0	22.6	59%
	278.4	216.4	62.0	29%
Geographic as % of Total Revenue
Rest of World	78%	82%
United States	22%	18%

Recent Business Highlights

•	Sportradar Managed Trading Services (MTS) customer pipeline had a strong first half of 2024. 46 new customers have signed up for MTS year-to-date, which will bring total customers to over 200 worldwide, expanding coverage in fast growing sports betting territories including Latin America & Africa.

•	UEFA and Sportradar extend and expand partnership. The expanded agreement covers all UEFA Club and National team competitions, over 900 high-profile matches, a 33% increase from the previous relationship. The agreement also expands its existing, exclusive betting data rights and Integrity partnership to include non-exclusive right to distribute data to non-betting media.

•	Sportradar launches audio and expands digital-out-of-home advertising channels to increase operators’ reach and brand awareness. Sportradar announced the launch of ad:s for audio and an enhanced digital-out-of-home offering, expanding the reach of the company’s leading marketing services to podcasts, streaming services, internet radio and over 600,000 digital outdoor screens across move than 100 countries.

•	Sportradar launches industry-first social media video ads featuring live sports and betting data. Initially launched across Meta’s social media platforms, Sportradar’s proprietary technology creates and delivers tailored social media video advertisements, which update in real-time to reflect betting market movements, including live odds, as well as casino games and jackpot value, to aid customer retention and drive revenue.

Revenue

Total revenue for the current quarter was €278.4 million, up 29% year-over-year driven by growth across the portfolio, in particular Betting Technology & Solutions.

Betting Technology & Solutions

Betting Technology & Solutions revenues were €229.1 million, up 30% year-over-year primarily driven by:

•	Streaming & Betting Engagement, up €26.2 million or 41% year-over-year, and Live Data and Odds up €18.6 million or 27% year-over-year, with both benefitting from existing and new customer uptake of our products and premium pricing, as well as from the strong U.S. market growth.

•	Managed Betting Services, up €8.5 million or 21% year-over-year, primarily driven by strong growth in Managed Trading Services due to higher trading margins and increased betting activity from existing and new customers.

•	As a percentage of total company revenues, Betting Technology & Solutions represented 82% of total company revenue in the current quarter as compared to 81% in the prior year quarter.

Sports Content, Technology & Solutions

Sports Content, Technology & Solutions revenues were €49.3 million, an increase of 22% year-over-year primarily driven by:

•	Marketing and Media Services were €7.7 million, up 28% year-over-year, with strong growth in European and North America ad:s revenue as several sportsbooks launched marketing campaigns.

•	Sports Performance was broadly flat year-over-year.

•	As a percentage of total company revenues, Sports Content, Technology & Solutions represented 18% of total company revenue in the current quarter as compared to 19% in the prior year quarter.

Costs and Expenses

•	Purchased services and licenses were €72.6 million, up €22.0 million or 44% year-over-year. Of the total purchased services and licenses, €28.9 million was expensed sport rights. Excluding expensed sport rights, purchased services were €43.7 million, up €10.5 million or 32% year-over-year driven primarily by the Company’s investments in its product portfolio.

•	Personnel expenses were €89.1 million, up €4.7 million or 6% year-over-year and down approximately 700 bps as a percentage of revenue, as we continue to closely manage our resources and focus on delivering operating leverage.

•	Other Operating expenses were €22.6 million, up €1.6 million or 8%, down approximately 160 basis points as a percentage of revenue, as we further leveraged our existing infrastructure.

•	Total sport rights costs were €95.9 million, up €43.6 million or 83% year-over-year, driven by new rights, in particular our ATP and NBA partnership deals.

Share Repurchase Program

In March of this year the Board of Directors approved a $200 million share repurchase program and commenced purchases during the second quarter. As of August 9, 2024, the Company has repurchased approximately 748,000 shares under the plan for a total of $8.0 million.

Updated 2024 Annual Financial Outlook

Sportradar is further raising its fiscal 2024 outlook for revenue and Adjusted EBITDA as follows:

•	Revenue of €1,070 million compared with prior outlook of €1,060 million, up 22% year-over-year and representing a 1-percentage point improvement in our full year growth rate outlook.

•	Adjusted EBITDA of at least €204 million compared with prior outlook of €202 million, up 22% and representing a 1-percentage point improvement in our full year growth rate outlook.

•	Adjusted EBITDA margin of approximately 19%.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the second quarter 2024 results today, August 13, 2024, at 8:30 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:

Jim Bombassei

Christin Armacost, CFA

investor.relations@sportradar.com

Media:

Sandra Lee

press@sportradar.com

Non-IFRS Financial Measures and Operating Metric

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA and Adjusted EBITDA margin, as well as our operating metric, Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of sport rights), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, management restructuring costs, non-routine litigation costs, losses related to equity-accounted investee (SportTech AG), and professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sport rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport right's licenses. Management believes that, by deducting the full amount of amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA guidance to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

In addition, we define the following operating metric as follows:

•	“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and our guidance and outlook, including expected performance for the full year 2024. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts and foreign exchange rate fluctuations; pandemics, such as the global COVID-19 pandemic, could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three-Month Period Ended		Six-Month Period Ended,
in €'000, except share and per share data	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Continuing operations
Revenue	278,420	216,434	544,314	423,998
Purchased services and licenses (excluding depreciation and amortization) [3]	(72,564)	(50,520)	(137,782)	(98,955)
Internally-developed software cost capitalized	12,391	5,923	22,917	11,250
Personnel expenses	(89,134)	(84,397)	(168,701)	(161,865)
Other operating expenses	(22,562)	(20,934)	(43,997)	(42,183)
Depreciation and amortization [3]	(79,647)	(46,144)	(156,503)	(93,792)
Impairment loss on trade receivables, contract assets and other financial assets	(2,040)	(2,823)	(3,870)	(3,900)
Share of loss of equity-accounted investee	-	(1,344)	-	(3,699)
Loss on disposal of equity-accounted investee	-	(8,018)	-	(8,018)
Foreign currency losses, net	(7,826)	(1,182)	(22,292)	(4,901)
Finance income	1,937	1,717	3,949	6,601
Finance costs	(19,268)	(7,077)	(38,017)	(12,118)
Net (loss) income before tax from continuing operations	(293)	1,635	18	12,418
Income tax expense	(1,243)	(1,602)	(2,203)	(5,575)
Profit (loss) for the period from continuing operations	(1,536)	33	(2,185)	6,843
Discontinued operations
Profit from discontinued operations	-	43	-	43
Profit (loss) for the period	(1,536)	76	(2,185)	6,886

Other Comprehensive Income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability	(3)	(89)	(2)	(89)
Related deferred tax expense (benefit)	(2)	11	(2)	11
	(5)	(78)	(4)	(78)
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the company	16,562	2,810	20,571	(357)
Foreign currency translation adjustment attributable to non-controlling interests	1,143	6	1,131	9
	17,705	2,816	21,702	(348)
Other comprehensive income (loss) for the period, net of tax	17,700	2,738	21,698	(426)
Total comprehensive income for the period	16,164	2,814	19,513	6,460

Profit (loss) attributable to:
Owners of the Company	(1,449)	88	(2,023)	6,910
Non-controlling interests	(87)	(12)	(162)	(24)
	(1,536)	76	(2,185)	6,886
Total comprehensive income (loss) attributable to:
Owners of the Company	16,241	2,820	19,677	6,475
Non-controlling interests	(77)	(6)	(164)	(15)
	16,164	2,814	19,513	6,460

Profit (loss) per Class A share attributable to owners of the Company
Basic	(0.00)	0.00	(0.01)	0.02
Diluted	(0.00)	0.00	(0.01)	0.02
Profit (loss) per Class B share attributable to owners of the Company
Basic	(0.00)	0.00	(0.00)	0.00
Diluted	(0.00)	0.00	(0.00)	0.00

Weighted-average number of shares (in thousands)
Weighted-average number of Class A shares (basic)	210,765	206,985	210,320	206,519
Weighted-average number of Class A shares (diluted)	228,079	219,510	225,849	218,663
Weighted-average number of Class B shares (basic and diluted)	903,671	903,671	903,671	903,671

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
in €'000	2024	2023
Assets
Current assets
Cash and cash equivalents	322,218	277,174
Trade receivables	97,985	71,246
Contract assets	93,808	60,869
Other assets and prepayments	32,527	33,252
Income tax receivables	7,611	6,527
	554,149	449,068
Non-current assets
Property and equipment	70,208	72,762
Intangible assets and goodwill	1,590,309	1,697,331
Other financial assets and other non-current assets	11,579	11,806
Deferred tax assets	20,555	16,383
	1,692,651	1,798,282
Total assets	2,246,800	2,247,350
Current liabilities
Loans and borrowings	9,241	9,586
Trade payables	258,946	259,667
Other liabilities	53,999	55,724
Contract liabilities	29,361	26,595
Income tax liabilities	8,204	4,542
	359,751	356,114
Non-current liabilities
Loans and borrowings	40,010	40,559
Trade payables	903,615	908,499
Contract liabilities	43,226	39,526
Other non-current liabilities	1,408	8,500
Deferred tax liabilities	20,507	21,315
	1,008,766	1,018,399
Total liabilities	1,368,517	1,374,513

Ordinary shares	27,551	27,421
Treasury shares	(11,813)	(2,322)
Additional paid-in capital	669,589	653,840
Retained earnings	166,371	173,629
Other reserves	21,706	15,226
Equity attributable to owners of the Company	873,404	867,794
Non-controlling interest	4,879	5,043
Total equity	878,283	872,837
Total liabilities and equity	2,246,800	2,247,350

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-Month Period Ended
in €'000	June 30, 2024	June 30, 2023
OPERATING ACTIVITIES:
Profit (loss) for the period	(2,185)	6,886
Adjustments to reconcile profit (loss) for the year to net cash provided by operating activities:
Income tax expense	2,203	5,575
Interest income	(4,080)	(3,451)
Interest expense	38,112	10,357
Impairment losses on financial assets	3,891	3,900
Foreign currency loss, net	22,292	4,901
Amortization of intangible assets[3]	148,181	87,131
Depreciation of property and equipment	8,322	6,661
Equity-settled share-based payments	13,107	19,661
Share of loss of equity-accounted investee	-	3,699
Loss on disposal of equity-accounted investee	-	8,018
Other[3]	(7,629)	(2,290)
Cash flow from operating activities before working capital changes, interest and income taxes	222,214	151,048
Increase in trade receivables, contract assets, other assets and prepayments	(59,531)	(5,101)
Increase (decrease) in trade and other payables, contract and other liabilities	28,038	(4,735)
Changes in working capital	(31,493)	(9,836)
Interest paid	(37,477)	(9,611)
Interest received	4,086	3,454
Income taxes paid, net	(4,698)	(4,855)
Net cash from operating activities	152,632	130,200
INVESTING ACTIVITIES:
Acquisition of intangible assets	(86,613)	(94,207)
Acquisition of property and equipment	(2,373)	(3,246)
Acquisition of subsidiaries, net of cash acquired	(8,240)	(12,286)
Acquisition of financial assets	-	(3,716)
Proceeds from disposal of equity-accounted investee	-	15,172
Change in loans receivable and deposits	149	(20)
Net cash used in investing activities	(97,077)	(98,303)
FINANCING ACTIVITIES:
Payment of lease liabilities	(4,157)	(3,283)
Principal payments on bank debt	(150)	(437)
Purchase of treasury shares	(11,973)	(6,339)
Change in bank overdrafts	(46)	80
Net cash used in financing activities	(16,326)	(9,979)
Net increase in cash	39,229	21,918
Cash and cash equivalents at beginning of period	277,174	243,757
Effects of movements in exchange rates	5,815	(1,929)
Cash and cash equivalents at end of period	322,218	263,746

IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is Profit (loss) for the period from continuing operations (unaudited):

	Three-Month Period Ended		Six-Month Period Ended
in €'000	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Profit (loss) for the period from continuing operations	(1,536)	33	(2,185)	6,843
Finance income	(1,937)	(1,717)	(3,949)	(6,601)
Finance costs	19,268	7,077	38,017	12,118
Depreciation and amortization [3]	79,647	46,144	156,503	93,792
Amortization of sport rights [3]	(67,002)	(34,950)	(131,873)	(72,140)
Foreign currency loss, net	7,826	1,182	22,292	4,901
Share based compensation	10,936	11,108	13,005	20,062
Management restructuring costs	-	-	1,620	-
Non-routine litigation costs	404	-	404	-
Share of loss of equity-accounted investee	-	1,344	-	3,699
Loss on disposal of equity-accounted investee	-	8,018	-	8,018
Impairment loss on other financial assets	-	202	-	202
Professional fees for SOX and ERP implementations	-	59	-	304
Income tax expense	1,243	1,602	2,203	5,575
Adjusted EBITDA	48,849	40,102	96,037	76,773

The most directly comparable IFRS measure of Adjusted EBITDA margin is Profit (loss) for the period from continuing operations as a percentage of revenue as disclosed below (unaudited):

	Three-Month Period Ended		Six-Month Period Ended
in €'000	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Profit (loss) for the period from continuing operations	(1,536)	33	(2,185)	6,843
Revenue	278,420	216,434	544,314	423,998
Profit (loss) for the period from continuing operations as a percentage of revenue	(0.6)%	0.0%	(0.4)%	2.0%

1 Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

2 Non-IFRS Operating Metric. See the section captioned “Non-IFRS Financial Measures and Operating Metric” for more details.

3 Approximately €6.0 million of sport rights costs has been reclassified from amortization to cost of sales for the three-month and six-month periods ended June 30, 2023 as previously reported in the Company’s Form 6-K dated August 9, 2023.